                                         SEC FILE NO. 333-42414, FILED 7/28/2000

                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         POST-EFFECTIVE AMENDMENT NO. 2

                                    FORM SB-2

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                              iBIZ TECHNOLOGY CORP.
                 (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

     FLORIDA                              7379                    86-0933890
(STATE OR JURISDICTION OF    (PRIMARY STANDARD INDUSTRIAL    (I.R.S. EMPLOYER
INCORPORATION OR             CLASSIFICATION CODE NUMBER)     IDENTIFICATION NO.)
ORGANIZATION)

       1919 WEST LONE CACTUS DRIVE, PHOENIX, ARIZONA 85021, (623) 492-9200
       -------------------------------------------------------------------
          (ADDRESS AND TELEPHONE NUMBER OF PRINCIPAL EXECUTIVE OFFICES)


               1919 WEST LONE CACTUS DRIVE, PHOENIX, ARIZONA 85021
               ---------------------------------------------------
(ADDRESS OF PRINCIPAL PLACE OF BUSINESS OR INTENDED PRINCIPAL PLACE OF
BUSINESS)

                       ROBERT L. LANE, LANE & EHRLICH, LTD
--------------------------------------------------------------------------------
    4001 N. THIRD ST., SUITE 400, PHOENIX, ARIZONA 85012-2065 (602) 264-4442
--------------------------------------------------------------------------------
            (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)

                                    COPY TO:

                           STEPHEN R. BOATWRIGHT, ESQ.
                             DANIEL A. LARSON, ESQ.
                             GAMMAGE & BURNHAM, PLC
                      TWO NORTH CENTRAL AVENUE, 18TH FLOOR
                             PHOENIX, ARIZONA 85004
                                 (602) 256-0566

Approximate date of proposed sale to the public: September 1, 2000

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

|-|--------------

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

|-|--------------

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

|-|--------------

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.

|-|--------------


                                              CALCULATION OF REGISTRATION FEE

-------------------------------------------------------------------------------------------------------------------
TITLE OF EACH CLASS OF SECURITIES TO    Amount to be           Proposed          Proposed maximum     Amount of
   BE REGISTERED                        registered(1)          maximum             aggregate         registration
                                                            offering price       offering price         fee
                                                              per share
-------------------------------------------------------------------------------------------------------------------

Common stock, $.001 par value            780,000(2)           $.735(3)               $573,300(3)        $161.
-------------------------------------------------------------------------------------------------------------------


(1) Represents the shares of common stock being registered for resale by the selling securityholders.

(2) Pursuant to a one year, non-exclusive Financial Consulting Services Agreement between us and a selling securityholder, 150,000 of the shares above represent initial compensation for financial, business and strategic planning services provided to us by the security holder. This agreement also provides the securityholder an option to purchase an additional 150,000 shares of common stock and those underlying shares are also included above. Pursuant to the agreement among us and two selling securityholders, 480,000 of the shares represents compensation for the construction and development of an interactive CD-ROM presentation, an interactive web-site, brochures relating to us and our products, an outline of a tradeshow presentation, and an Internet Advertising Campaign at RodeoIsland.com and Up-Tic.com, among other services provided. This presentation is not intended to constitute a prediction as to the future market price of the common stock.

(3) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) and (g) of the Securities Act, based on the average ($.735) of the bid ($.69) and asked ($.78) price on the NASD OTC Bulletin Board on July 25, 2000.



            The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with
Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to
Section 8(a), may determine.

                                     PART II


                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

                  Limitation of Liability and Indemnification Matters. iBIZ's Articles of Incorporation, as amended, provide to the fullest extent permitted by Florida law, a director or officer of iBIZ shall not be personally liable to iBIZ or its shareholders for damages for breach of such director's or officer's fiduciary duty. The effect of this provision of iBIZ's Articles of Incorporation, as amended, is to eliminate the right of iBIZ and its shareholders (through shareholders' derivative suits on behalf of iBIZ) to recover damages against a director or officer for breach of the fiduciary duty of care as a director or officer (including breaches resulting from negligent or grossly negligent behavior), except under certain situations defined by statute. iBIZ believes that the indemnification provisions in its Articles of Incorporation, as amended, are necessary to attract and retain qualified persons as directors and officers.

                  Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

                  The follow table sets forth the estimated costs and expenses incurred by the selling securityholders in connection with this Offering.



       SEC Registration Fee                                                                      $      161
       Legal Fees and Expenses                                                                      $12,000
       Printing Expenses                                                                             $5,000
       Blue Sky Fees and Expenses                                                                    $1,000
       TOTAL(1)                                                                                  $   18,161

1. Except for the SEC registration fee, all fees and expenses are estimates.

ITEM 26.  RECENT SALES OF UNREGISTERED SECURITIES

                  iBIZ Technology Corp.

                  On July 10, 1998, iBIZ issued 3,000,000 shares of common stock, $.001 par value, at a sales price of $.05 per share totaling $150,000. iBIZ relied upon Regulation D, Rule 504 promulgated under the Securities Act with respect to these sales.

                  Between November 13, 1998 and January 13, 1999, iBIZ issued 540,318 shares of common stock, $.001 par value, at a sales price of $.35 per share totaling $189,111.30. iBIZ relied upon Regulation D, Rule 506 promulgated under the Securities Act with respect to these sales.

                  Effective January 1, 1999, iBIZ entered into a Plan of Reorganization and Share Exchange Agreement with INVNSYS and the below referenced individuals. Pursuant to the Reorganization, iBIZ issued 16,000,000 shares of common stock, $.001 par value, in exchange for one hundred percent (100%) of the outstanding shares of INVNSYS. The shares were allocated as follows:


                                                             NO. OF SHARES
                                                             -------------
Moorea Trust dated December 18, 1991                           12,120,000
Terry Ratliff                                                   1,771,200
Mark Perkins                                                    1,771,200
Paul Russo                                                         46,400
Frank Ligammari                                                    33,600
Richard Bielfelt                                                   28,800
Terry Neild                                                       228,800


                  The shares issued by iBIZ were issued pursuant to the exemption provided by Section 4(2) of the Securities Act.

                  From March 8, 1999 through November 18, 1999, iBIZ issued 1,730,100 shares of common stock, $.001 par value, at a sales price of $.50 per share and 640,318 shares of common stock, $.001 par value, at a sales price of $.35 totaling an aggregate of $1,089,161. iBIZ relied upon Regulation D, Rule 506 promulgated under the Securities Act with respect to these sales.

                  From April 22, 1999 through March 9, 2000, iBIZ issued options or warrants to purchase an aggregate of 4,375,000 shares of common stock, $.001 par value to employees and various consultants. The exercise price of the options or warrants is the fair market value on the date of grant, which ranged from $0.75 to $2.00 per share. iBIZ relied upon either Rule 701 or Section 4(2) with respect to the granting of these options and warrants.

                  On June 30, 1999, iBIZ issued Two Hundred Thousand Dollars ($200,000.00) of 8% Convertible Debentures. Upon the effectiveness of iBIZ's registration statement on Form SB-2, File No. 333-94409, dated January 11, 2000, as amended January 31, 2000, the 8% Debentures automatically converted to 300,000 fully paid and nonassessable shares of common stock, $.001 par value.

                  Between November 1999 and March 2000 iBIZ issued a series of three 7% Debentures totaling an aggregate of $3.2 million. In November 1999, iBIZ issued Six Hundred Thousand Dollars ($600,000.00) of 7% Debentures (the "$600k 7% Debentures") to Globe United Holdings, Inc. Thereafter, in December 1999, iBIZ issued to Globe an additional One Million Dollars ($1,000,000.00) of 7% Debentures (the "$1000k 7% Debentures). On March 27, 2000, iBIZ issued One Million Six Hundred Thousand Dollars ($1,600,000.00) of 7% Debentures (the "$1600k 7% Debentures) to Lites Trading, Co.

                  On December 6, 1999, Globe converted $200,000 of the $600k 7% Debentures, plus accrued interest to date, on March 2, 2000, Globe converted $1,000,000 of the $1000k 7% Debentures, plus accrued interest to date and on April 14, 2000, Globe converted $50,000 of the $600k 7% Debentures, plus accrued interest to date. Pursuant to the applicable conversion formula, iBIZ issued 300,962 shares of common stock, 1,292,481 shares of common stock and 88,938 shares of common stock, respectively. Accordingly, as of the date of this registration statement, Globe's remaining $600k 7% Debentures totaled $350,000, plus accrued interest.

                  In connection with the issuance of the $600k 7% Debentures, iBIZ issued a warrant to purchase 100,000 shares of common stock at a purchase price of $0.94 per share. The warrant is immediately exercisable and expires November 9, 2004.

                  In connection with the issuance of the $1000k 7% Debentures, iBIZ issued a warrant to purchase 200,000 shares of common stock at a purchase price of $0.94 per share. The warrant is immediately exercisable and expires December 28, 2004

                  In connection with the issuance of the $1600k 7% Debentures, iBIZ issued a warrant to purchase 375,000 shares of common stock at a purchase price of $1.45 per share. The warrant is immediately exercisable and expires March 27, 2004 (collectively the "Warrants).

                  iBIZ relied upon Regulation D, Rule 506 promulgated under the Securities Act with respect to the issuance of the 7% Debentures and the Warrants.

                  On December 14, 2000, iBIZ issued a warrant to purchase an aggregate of 75,000 shares of common stock at a purchase price of $1.66 per share. The warrant is immediately exercisable and expires December 14, 2004. iBIZ relied upon either Section 4(2) or Regulation D, Rule 506 promulgated under the Securities Act with respect this warrant.

                  On January 7, 2000, iBIZ issued 250,000 shares of common stock, $.001 par value, at a sales price of $1.10 per share for a total amount of $275,000. iBIZ relied upon Regulation D, Rule 506 promulgated under the Securities Act with respect this sale.

            On January 10, 2000, iBIZ issued a warrant to purchase an aggregate of 281,250 shares of common stock at a purchase price of $0.99 per share. The warrant is immediately exercisable and expires December 29, 2004. iBIZ relied upon either Section 4(2) or Regulation D, Rule 506 promulgated under the Securities Act with respect this warrant.

            On March 27, 2000, iBIZ issued a warrant to purchase an aggregate of 240,000 shares of common stock at a purchase price of $2.05 per share. The warrant is immediately exercisable and expires March 27, 2005. iBIZ relied upon either Section 4(2) or Regulation D, Rule 506 promulgated under the Securities Act with respect this warrant.

            On May 31, 2000 and June 21, 2000, the $1,600,000 debenture holder converted $200,000 of debentures into 362,653 common shares. iBIZ relied upon either Section 4(2) or Regulation D, Rule 506 promulgated under the Securities Act with respect to the issuance of these shares.

            In April of 2000, 1,297,375 shares of common stock were issued in lieu of payment of payroll bonuses, in lieu of payment for services rendered, for fees and costs for issuance of stock, for an account payable, and for cash from warrants and stock options. iBIZ relied upon either Section 4(2) or Regulation D, Rule 506 promulgated under the Securities Act with respect to the issuance of these shares.

            On June 16, 2000, a Financial Consulting Services Agreement was entered into between iBIZ Technology Corp., and Travis Morgan Securities. The consultant was initially paid with 150,000 shares of iBIZ common stock, with a right of first refusal to participate in any subsequent offerings or mergers. An option for an additional 150,00 shares was also granted to the consultant, with a term of one year. These options are exercisable in 50,000 increments at certain strike prices.

            On July 6, 2000, an Agreement was entered into between iBIZ Corporation, Anthony Sklar and Blaine Ruzycki. Both Sklar's and Ruzycki's compensation is in the form of iBIZ common stock. Sklar received 80,000 shares valued at $0.80 per share, and Ruzycki received 400,000 shares valued at $0.80 per share.

ITEM 27.  EXHIBITS

INDEX TO EXHIBITS

***

      EXHIBIT NO.                             DESCRIPTION
      -----------                             -----------
       2.01(1)         Plan of Reorganization and Stock Exchange Agreement dated January 1, 1999

       3.01(1)         Articles of Incorporation, as amended 3.02(1) Bylaws

       5.04(8)         Opinion of Gammage & Burnham, P.L.C.

      10.01(1)         Citrix Business Alliance Membership Agreement dated
                       February 10, 1999, between INVNSYS and Citrix Systems,
                       Inc.

      10.02(1)         Client Software License Agreement dated December 30, 1998, between INVNSYS and Citrix
                       Systems, Inc.

      10.03(1)         iBIZ Technology Corporation Distributed Software License Agreement dated June 2,1999, between iBIZ and Jeremy Radlow

      10.04(1)         3Com Designed for Palm Computing Platform Logo License Agreement, between iBIZ and
                       Palm Computing, Inc.

      10.05(1)         IBIZ Technology Corp. Stock Option Plan dated January 31, 1999

      10.06(1)         Form of Stock Option 10.07(1) Lease Agreement dated June
                       1, 1999, between iBIZ and Lone Cactus Capital Group,
                       L.L.C. 10.08(1) Strategic Teaming and Marketing Agreement dated February 18, 1999, between iBIZ and Global
                       Telephone Communication, Inc.

      10.09(1)         Form of iBIZ Technology Corp. Common Stock Purchase Warrant

      10.10(1)         Form of iBIZ Technology Corp. Convertible Debenture

      10.11(1) Employment Agreement dated March 5, 1999, as amended, between iBIZ, INVNSYS and Kenneth Schilling

      10.12(1) Employment Agreement dated March 5, 1999, as amended, between iBIZ, INVNSYS and Terry Ratliff

      10.13(1) Employment Agreement dated March 5, 1999, as amended, between iBIZ, INVNSYS and Mark Perkins

      10.14(2)         Securities Purchase Agreement dated November 9, 1999, between iBIZ and Globe United
                       Holdings, Inc.

      10.15(2)         7% Convertible Debenture Due November 9, 2004, between iBIZ and Globe United
                       Holdings, Inc.

      10.16(2)         Warrant dated November 9, 1999

      10.17(2)         Registration Rights Agreement dated November 9, 1999, between iBIZ and Globe United
                       Holdings, Inc.

      10.18.(3)        Securities Purchase Agreement dated December 29, 1999, between iBIZ and Globe United
                       Holdings, Inc.

      10.19.(3)        7% Convertible Debenture Due December 29, 2004, between iBIZ and Globe United
                       Holdings, Inc.

      10.20(3)         Warrant dated December 29, 1999

      10.21(3)         Registration Rights Agreement dated December 29, 1999, between iBIZ and Globe United
                       Holdings, Inc.

      10.22(3)         Subscription Agreement for Common Stock of iBIZ Technology Corp.

      10.23(4)         Master Distribution Agreement dated January 12, 2000, between iBIZ and Harsper Co. Ltd.

      10.24(5)         Letter Agreement dated December 14, 1999, between iBIZ and Josephthal & Co., Inc.

      10.25(5)         Financial Project Management Agreement dated January 20,
                       2000, between iBIZ and Equinet, Inc.

      10.26(6)         Securities Purchase Agreement dated March 27, 2000, between iBIZ and Lites Trading, Co.

      10.27(6)         7% Convertible Debenture Due March 27, 2000, between iBIZ and Lites Trading, Co.

      10.28(6)         Warrant dated March 27, 2000

      10.29(6)         Registration Rights Agreement dated March 27, 2000, between iBIZ and Lites Trading, Co.

      10.30(6)         Letter Agreement dated March 27, 2000, from Globe United Holdings to iBIZ

      10.31(8)         Financial Consulting Services Agreement dated June 16, 2000 with Travis Morgan Securities.

      10.32(8)         Agreement with the Partnership of Sklar and Ruzycki dated July 6, 2000.

      21.01(1)         Subsidiaries of Registrant

      23.02(8)         Consent of Moffitt & Company

      27.02(7 )        Financial Data Schedule

      99.01(8)         Press Release dated January 12, 2001


---------------

1. Incorporated by reference from iBIZ's Form 10-SB, File No. 027619, filed with the SEC on October 13, 1999.
2. Incorporated by reference from iBIZ's Form 10-SB/A, File No. 027619, filed with the SEC on December 1, 1999.
3. Incorporated by reference from iBIZ's Form SB-2, File No. 333-94409, filed with the SEC on January 11, 2000.
4. Incorporated by reference from iBIZ's Form 10-KSB, File No. 027619, filed with the SEC on January 27, 2000.
5. Incorporated by reference from iBIZ's Form 10-QSB, File No. 027619, filed with the SEC on March 16, 2000.
6. Incorporated by reference from iBIZ's Form SB-2, File No. 333-34936, filed with the SEC on April 17, 2000.
7. Incorporated by reference from iBIZ's Form 10-QSB, File No. 027619, filed with the SEC on June 14, 2000.
8.       Filed herewith.

ITEM 28.  UNDERTAKINGS

         (a)      The undersigned Registrant hereby undertakes:

                  (1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this Registration Statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

                  (ii) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in this Registration Statement; and

                  (iii) include any additional or changed material information on the plan of distribution.

                  (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

                  In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Phoenix, State of Arizona on January 19, 2001.


                                        iBIZ Technology Corp.,
                                        a Florida Corporation


                                        By:  /s/ Kenneth W. Schilling
                                             -------------------------------
                                             Kenneth W. Schilling, President,
                                             Director


                                        By:  /s/ Terry S. Ratliff
                                             -------------------------------
                                             Terry S. Ratliff, Vice President,
                                             Comptroller, Director


                                        By:  /s/ Mark H. Perkins
                                             -------------------------------
                                             Mark H. Perkins, Vice President of
                                             Operations, Director

INDEX TO EXHIBITS


    EXHIBIT NO.                            DESCRIPTION
    -----------                            -----------
       2.01(1)         Plan of Reorganization and Stock Exchange Agreement dated January 1, 1999

       3.01(1)         Articles of Incorporation, as amended 3.02(1) Bylaws

       5.04(8)         Opinion of Gammage & Burnham, P.L.C.

      10.01(1)         Citrix Business Alliance Membership Agreement dated
                       February 10, 1999, between INVNSYS and Citrix Systems,
                       Inc.

      10.02(1)         Client Software License Agreement dated December 30, 1998, between INVNSYS and Citrix
                       Systems, Inc.

      10.03(1)         iBIZ Technology Corporation Distributed Software License Agreement dated June 2, 1999, between iBIZ and Jeremy Radlow

      10.04(1)         3Com Designed for Palm Computing Platform Logo License Agreement, between iBIZ and
                       Palm Computing, Inc.

      10.05(1)         iBIZ Technology Corp. Stock Option Plan dated January 31, 1999

      10.06(1)         Form of Stock Option 10.07(1) Lease Agreement dated June
                       1, 1999, between iBIZ and Lone Cactus Capital Group,
                       L.L.C. 10.08(1) Strategic Teaming and Marketing Agreement dated February 18, 1999, between iBIZ and Global
                       Telephone Communication, Inc.

      10.09(1)         Form of iBIZ Technology Corp. Common Stock Purchase Warrant

      10.10(1)         Form of iBIZ Technology Corp. Convertible Debenture

      10.11(1) Employment Agreement dated March 5, 1999, as amended, between iBIZ, INVNSYS and Kenneth Schilling

      10.12(1) Employment Agreement dated March 5, 1999, as amended, between iBIZ, INVNSYS and Terry Ratliff

      10.13(1) Employment Agreement dated March 5, 1999, as amended, between iBIZ, INVNSYS and Mark Perkins

      10.14(2)         Securities Purchase Agreement dated November 9, 1999, between iBIZ and Globe United
                       Holdings, Inc.

      10.15(2)         7% Convertible Debenture Due November 9, 2004, between iBIZ and Globe United Holdings,
                       Inc.

      10.16(2)         Warrant dated November 9, 1999

      10.17(2)         Registration Rights Agreement dated November 9, 1999, between iBIZ and Globe United
                       Holdings, Inc.

      10.18.(3)        Securities Purchase Agreement dated December 29, 1999, between iBIZ and Globe United
                       Holdings, Inc.

      10.19.(3)        7% Convertible Debenture Due December 29, 2004, between iBIZ and Globe United
                       Holdings, Inc.

      10.20(3)         Warrant dated December 29, 1999

      10.21(3)         Registration Rights Agreement dated December 29, 1999, between iBIZ and Globe United
                       Holdings, Inc.

      10.22(3)         Subscription Agreement for Common Stock of iBIZ Technology Corp.

      10.23(4)         Master Distribution Agreement dated January 12, 2000, between iBIZ and Harsper Co. Ltd.

      10.24(5)         Letter Agreement dated December 14, 1999, between iBIZ and Josephthal & Co., Inc.

      10.25(5)         Financial Project Management Agreement dated January 20,
                       2000, between iBIZ and Equinet, Inc.

      10.26(6)         Securities Purchase Agreement dated March 27,2000, between iBIZ and
                       Lites Trading, Co.

      10.27(6)         7% Convertible Debenture Due Mach 27, 2000, between iBIZ and Lites Trading, Co.

      10.28(6)         Warrant dated March 27, 2000

      10.29(6)         Registration Rights Agreement dated March 27, 2000, between iBIZ and Lites Trading, Co.

      10.30(6)         Letter Agreement dated March 27, 2000 from Globe United Holdings to iBIZ

      10.31(8)         Financial Consulting Services Agreement dated June 16, 2000 with Travis Morgan Securities

      10.32(8)         Agreement with the Partnership of Sklar and Ruzycki dated July 6, 2000

      21.01(1)         Subsidiaries of Registrant

      23.02(8)         Consent of Moffitt & Company

      27.02(7)         Financial Data Schedule

      99.01(8)         Press Release dated January 12, 2001


---------------

1. Incorporated by reference from iBIZ's Form 10-SB, File No. 027619, filed with the SEC on October 13, 1999.
2. Incorporated by reference from iBIZ's Form 10-SB/A, File No. 027619, filed with the SEC on December 1, 1999.
3. Incorporated by reference from iBIZ's Form SB-2, File No. 333-94409, filed with the SEC on January 11, 2000.
4. Incorporated by reference from iBIZ's Form 10-KSB, File No. 027619, filed with the SEC on January 27, 2000.
5. Incorporated by reference from iBIZ's Form 10-QSB, File No. 027619, filed with the SEC on March 16, 2000.
6. Incorporated by reference from iBIZ's Form SB-2, File No. 333-34936, filed with the SEC on April 17, 2000.
7. Incorporated by reference from iBIZ's Form 10-QSB, File No. 027619, filed with the SEC on June 14, 2000.
8.       Filed herewith.